Exhibit 21.1

Subsidiaries of First National Corporation

Name of Subsidiary	State of Organization
First Bank, Inc.	Virginia
- First Bank Financial Services, Inc.	Virginia
- Shen-Valley Land Holdings, LLC	Virginia
- McKenney Group, LLC	Virginia
First National (VA) Statutory Trust II	Delaware
First National (VA) Statutory Trust III	Delaware